Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2012 Results

•      Q4 Revenue Up 13.6% to $76.2 million, Full Year Revenues up 14.2%
•      Q4 Net Income Up 190% to $10.8 million, EPS of $0.31, Adjusted EPS of $0.32
•      FY12 Net Income Up 36.4% to $39.6 million, EPS of $1.21, Adjusted EPS of $1.35
•      Company Issues FY13 Guidance, Expects Continued Growth

MP MENASHE, Israel -- (BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its fourth quarter and full fiscal year ended December 31, 2012.

Revenues in the fourth quarter of 2012 increased by 13.6% to $76.2 million compared to $67.1 million in the same quarter of the prior year. Growth in revenues was driven by continued increases in sales in the United States and Canada, up 19.7% and 29.3% respectively, compared to the same period in the prior year, and by 16.6% growth in Australia.  Revenue growth was partially offset by a decline in Europe and by a flat performance in Israel. On a constant currency basis, fourth quarter revenue growth was 12.9% compared to the same period last year.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased to have finished the year with a strong fourth quarter.  Our teams in each region executed well and we continue to position the business advantageously around the world.  We believe we have the right global strategy in place to sustain our growth, build our operational capabilities, enhance our brand and drive value to consumers, customers and shareholders.”

Gross margin in the fourth quarter was 41.8% compared to 39.0% in the same period in the prior year. The Company noted that last year’s fourth quarter included a $1.8 million non-recurring write-off of inventory held by a third-party.  The Company also noted that while changes in foreign exchange rates impacted revenue negatively, they also reduced cost of goods sold, offsetting some impact on gross profit.

Operating expenses in the fourth quarter were $19.7 million, or 25.8% of revenues. This compares to the prior year’s fourth quarter level of $20.0 million, or 29.8% of revenues. The year-ago quarter contained a $1.1 million write-down for a loan to the above-mentioned third party.  Sales and marketing expenses increased by 20.4% compared to the same quarter in the prior year primarily to facilitate growth in the United States and Canada.

Operating income in the fourth quarter increased by 97.8% to $12.2 million, 16.0% of revenues, compared to $6.2 million, 9.2% of revenues, in the same quarter in the prior year.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and other non-recurring costs, increased by 22.4% to $16.5 million in the fourth quarter, a margin of 21.6%. This compares to adjusted EBITDA of $13.4 million, a margin of 20.0% in the same quarter in the prior year.

Finance income in the fourth quarter was $0.2 million compared to finance expenses of $3.0 million during the same period in the prior year, which included significant losses on foreign exchange hedges.

The Company’s reported GAAP net income attributable to controlling interest for the fourth quarter was $10.8 million compared to $3.7 million in the same quarter in the prior year.  Diluted earnings per share for the fourth quarter were $0.31 on 34.6 million shares compared to $0.14 per diluted ordinary share on 19.6 million shares, which was prior to the Company’s initial public offering and reflected dividends allocated to preferred shares.

Adjusted net income attributable to controlling interest for the fourth quarter was $11.2 million, an increase of 70.3%, compared to $6.6 million in the same quarter in the prior year.  Adjusted earnings per diluted share for this year’s fourth quarter were $0.32 compared to $0.24 per diluted ordinary share in the prior year period.

The Company’s balance sheet as of December 31, 2012 was solid with a cash balance of $72.7 million compared to $12.0 million as of December 31, 2011. This increase reflects strong cash flow from operations over the course of the year, the net proceeds from the Company’s IPO, and proceeds from the sale-leaseback transaction completed in the third quarter.  The Company continues to believe its cash position and expected cash flows will be sufficient to fund its need for capital expenditure and working capital for the foreseeable future.

Full Year Results

For the full year ended December 31, 2012, revenues increased by 14.2% to $296.6 million compared to the prior year.  Growth was the result of the successful execution of the Company’s acquisition strategy in North America as well as organic growth in several other markets.

Full year gross margin improved to 43.0% of revenues, up from 40.2% for the full year of 2011.  This improvement was primarily driven by economies of scale.

Full year operating expenses were 26.1% of revenues as compared to the prior year’s level of 25.6% of revenues.  Reductions in some categories of expense were offset by the impact of acquisitions and by investment in the Company’s sales and marketing infrastructure in the United States in anticipation of future growth.

Operating income for the full year increased by 32.4% to $50.0 million from $37.7 million in the prior year.  Operating margin increased to 16.8% of revenues from 14.5% in 2011.

Adjusted EBITDA for the full year was $69.4 million, an increase of 18.2% compared to the prior year level of $58.8 million.  Adjusted EBITDA margin for 2012 improved to 23.4% of revenues from 22.6% in 2011.

Net income attributable to controlling interest for 2012 increased by 36.4% to $39.6 million compared to the prior year level of $29.1 million.  Adjusted net income attributable to controlling interest for 2012 increased by 26.6% to $44.0 million compared to the prior year level of $34.8 million.  Per diluted ordinary share, full year adjusted net income was $1.35 on 32.7 million weighted shares outstanding.  This compares to adjusted earnings per ordinary share of $1.27 on shares outstanding of 19.6 million in 2011.

Capacity Expansion Plans

The Company remains on track to complete a 15% expansion of capacity in its existing facilities by October of 2013.  It also continues to make progress on its larger project to build a new production facility in the United States, expected to be opened in the fourth quarter of 2014.

Guidance

The Company today issued initial guidance for the full year of 2013.  At present, it expects its revenues to be in a range of $330 million to $340 million and adjusted EBITDA in the range of $76 million to $80 million.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, February 6th, 2013, at 8:30 a.m. EST to discuss the results of the fourth quarter and full year ended December 31, 2012, followed by a question and answer session for the investment community.  A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-572-7025 or +1-719-325-2472 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 4602616.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 4602616. The replay will be available beginning at 11:30 a.m. EST on February 6th, 2013 and will last through 11:59 PM EST February 20, 2013.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income to adjusted net income and adjusted EBITDA to net income is provided below. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its production facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
ICR, Inc.
+1 (203) 682-8229
jp@icrinc.com

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2011	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,950	$29,033
Short-term bank deposits	-	43,700
Trade receivables	36,798	44,066
Other accounts receivable and prepaid expenses	13,474	16,238
Inventories	48,085	50,550

Total current assets	110,307	183,587

LONG-TERM INVESTMENTS:
Severance pay fund	2,942	3,424
Long-term deposits and prepayments	343	1,198

Total long-term investments	3,285	4,622

PROPERTY, PLANT AND EQUIPMENT, NET	69,657	72,987

OTHER ASSETS	20,626	16,898

GOODWILL	42,442	42,955

Total assets	$246,317	$321,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,866	$5,248
Current maturities of long-term loans	12,541	5,500
Trade payables	30,838	36,925
Account payables to related parties	5,437	2,888
Accrued expenses and other liabilities	29,033	15,314

Total current liabilities	81,715	65,875

LONG-TERM LIABILITIES:

Long-term loans	5,405	-
Long-term loan from related party	1,820	12,188
Capital leases	71	2
Accrued severance pay	3,584	3,987
Long-term warranty provision	1,439	1,599
Deferred tax liabilities, net	8,248	6,375
Share-based payment in subsidiary	1,379	-

Total long-term liabilities	21,946	24,151

REDEEMABLE NON-CONTROLLING INTEREST	6,205	7,106

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	192	360
Cumulative preferred shares	86	-
Additional paid-in capital	55,338	135,437
Accumulated other comprehensive income	13,682	8,517
Retained earnings	67,153	79,603

Total equity	136,451	223,917

Total liabilities and equity	$246,317	$321,049

Caesarstone Sdot-Yam Ltd. and its subsidiaries Consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2011	2012	2011	2012

Revenues	$67,081	$76,222	$259,671	$296,564
Cost of revenues	40,899	44,365	155,377	169,169

Gross profit	26,182	31,857	104,294	127,395

Operating expenses:
Research and development, net	781	403	2,487	2,100
Marketing and selling	10,403	12,532	34,043	46,911
General and administrative	8,836	6,732	30,018	28,423

Total operating expenses	20,020	19,667	66,548	77,434

Operating income	6,162	12,190	37,746	49,961
Finance expenses (income), net	3,019	(225)	4,775	2,773

Income before taxes on income	3,143	12,415	32,971	47,188
Taxes on income	(506)	1,444	3,600	6,821

Income after taxes on income	3,649	10,971	29,371	40,367
Equity in losses of affiliate, net	-	-	(67)	-

Net income	3,649	10,971	29,304	40,367

Net loss (income) attributable to non-controlling interest	56	(214)	(252)	(735)
Net income attributable to controlling interest	3,705	10,757	29,052	39,632
Dividends attributable to preferred shareholders	1,047	-	8,376	-
Net income attributable to the Company's ordinary shareholders	$2,658	$10,757	$20,676	$39,632
Diluted net income per share of ordinary shares	$0.14	$0.31	$1.06	$1.21
Weighted average number of ordinary shares used in computing basic income per share	19,565,000	34,365,250	19,565,000	32,641,701
Weighted average number of ordinary shares used in computing diluted income per share	19,565,000	34,561,697	19,565,000	32,699,748

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2011	2012

Cash flows from operating activities:

Net income	$29,304	$40,367
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,615	14,368
Share-based compensation expense	-	3,660
Decrease in share-based payment in subsidiary	-	(1,383)
Accrued severance pay, net	(33)	(61)
Changes in deferred tax, net	(3,858)	(1,927)
Equity in loss of affiliate, net	67	-
Capital gains	(84)	(79)
Foreign currency translation gains	1,433	417
Impairment of long-term loan to others	1,127	-
Increase in trade receivables	(10,460)	(8,561)
Increase in other accounts receivable and prepaid expenses	(2,376)	(3,291)
Decrease (increase) in inventories	4,090	(3,816)
Increase (decrease) in trade payables	(942)	5,201
Incearse (decrease) in warranty provision	(126)	297
Decrease in accrued expenses and other liabilities including related parties	(4,533)	(9,922)

Net cash provided by operating activities	28,224	35,270

Cash flows from investing activities:

Acquisition of U.S. Quartz Products, Inc.	(16,213)	-
Acquisition of the business of White-Wood Distributors Ltd.	(1,954)	-
Acquisition of the business of Prema Asia Marketing PTE Ltd.	(576)	(150)
Purchase of property, plant and equipment	(8,785)	(13,481)
Investment in short-term deposits	-	(43,700)
Increase in long-term deposits and prepayments	(16)	(849)
Repayment of loan by related party and other	177	-

Net cash used in investing activities	(27,367)	(58,180)

Cash flows from financing activities:

Dividend paid	(6,948)	(27,182)
Receipt from issuance of ordinary shares, net	-	76,768
Repayment of long-term loans	(19,819)	(12,670)
Short-term bank credit and loans, net	(7,402)	1,275
Repayment of contingent consideration related to U.S. Quartz Products, Inc acquisition.	-	(6,242)
Contribution to equity by non-controlling interest	458	-
Receipt of finance loan related to Bar-Lev transaction	-	10,893
Receipt of long-term loan from related party	1,878	-
Repayment of finance loan related to Bar-Lev transaction	-	(362)

Net cash (used in) provided by financing activities	(31,833)	42,480

Effect of exchange rate differences on cash and cash equivalents	(811)	(2,487)

Increase (decrease) in cash and cash equivalents	(31,787)	17,083
Cash and cash equivalents at beginning of year	43,737	11,950

Cash and cash equivalents at end of year	11,950	29,033

non - cash investing and financing activities:
Purchase of fixed assets with credit from suppliers	3,633	2,141

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$3,649	$10,971	$29,304	$40,367
Finance expenses, net	3,019	(225)	4,775	2,773
Taxes on income	(506)	1,444	3,600	6,821
Depreciation and amortization	4,048	3,553	14,615	14,368
Equity in losses of affiliate, net (a)	-	-	67	-
Excess cost of acquired inventory (b)	220	103	4,021	885
Share-based compensation expense (c)	100	615	1,259	3,007
IPO bonus (d)	-	-	-	1,970
USQ purchase price adjustment (e)	-	-	-	255
Litigation credit (f)	-	-	(1,783)	(1,001)
Microgil loan and inventory write down (g)	2,916	-	2,916	-
Adjusted EBITDA	$13,446	$16,461	$58,774	$69,445

(a)	Consists of the Company's portion of the results of operations of Caesarstone USA prior to its acquisition by the Company in May 2011.
(b)	Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries:
Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's ("CSA") inventory that was purchased from its distributer.

These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in  Caesarstone USA was sold in 2011, while the majority of the  acquired inventory in Caesarstone Australia was sold in 2012.

(c)	In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.

In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009.

(d)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.

(e)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a 25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(f)	In 2011, litigation credit consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited.

In 2012, the litigation credit relates to the settlement agreement with the former CEO of CSA. The Company has been engaged in litigation with the former CEO of CSA since mid-2010, which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.

The Company made no payment in consideration for such transferor any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and theadjustment is presented net of the related litigation expenses incurred for the settlement process.

(g)
Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million  and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2011	2012	2011	2012

Reconciliation of Net Income Attributable to Controlling Interest to Adjusted Net Income:
Net income attributable to controlling interest	$3,705	$10,757	$29,052	$39,632
Excess cost of acquired inventory (a)	220	103	4,021	885
Share-based compensation expense (b)	100	615	1,259	3,007
IPO bonus (c)	-	-	-	1,970
USQ Purchase Price adjustment (d)	-	-	-	255
Litigation credit (e)	-	-	(1,783)	(1,001)
Microgil loan and inventory write down (g)	2,916	-	2,916	-
Total adjustments before tax	3,236	718	6,413	5,116
Less tax on above adjustments (f)	354	260	700	740
Total adjustments after tax	2,882	458	5,713	4,376

Adjusted net income attributable to controlling interest	6,587	11,215	34,765	44,008
Dividends attributable to preferred shareholders	1,861	-	9,990	-
Net income attributable to the Company's ordinary shareholders	$4,726	$11,215	$24,775	$44,008
Adjusted diluted EPS	0.24	0.32	1.27	1.35

(a)	Consists of the difference between the standard cost of the Company's inventory and the higher carrying cost in two of the Company's subsidiaries:
Caesarstone USA’s inventory at the time of its acquisition and Caesarstone Australia's ("CSA") inventory that was purchased from its distributer.

These differences adversely impact our gross margins until such inventory is sold. The majority of the acquired inventory in  Caesarstone USA was sold in 2011, while the majority of the  acquired inventory in Caesarstone Australia was sold in 2012.

(b)	In 2011, share-based compensation consists of changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.

In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer.

(c)	Consists of the payment of $1.7 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.

(d)
In May 2011, the Company acquired the remaining 75% equity interest in its U.S distributer, Caesarstone USA, in which it acquired a25% interest in January 2007. The acquisition price was $26.5 million and the majority of the amount was paid in 2011, while the balance of the purchase price was payable following the closing of the Company's IPO.

(e)	In 2011, litigation credit consists of a mediation award in our favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited.

In 2012, the litigation credit relates to the settlement agreement with the former CEO of CSA. The Company has been engaged in litigation with the former CEO of CSA since mid-2010, which included, among other things, his claim seeking an order requiring the Company to purchase his shares in CSA in accordance with his agreement with the Company and CSA or at a fair and reasonable price. In May 2012, the Company entered into a settlement agreement with the former CEO of CSA pursuant to which he transferred the ownership in any shares in CSA he received in connection with his employment with CSA.

The Company made no payment in consideration for such transferor any other payment in favor of the former CEO. As a result of this settlement, the Company has reversed the liability connected to this litigation and theadjustment is presented net of the related litigation expenses incurred for the settlement process.

(f)
The tax adjustments for 2011 and for the first three quarters of 2012 were based on effective tax rate for 2011. For the twelve months ended December 2012,  the 2012 annual effective tax rate was used. The Company recognized the cumulative effect of the change in effective tax rate in the fourth quarter.

(g)
Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million  and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2011	2012	2011	2012

Australia	21,710	25,315	88,230	88,935
USA	18,188	21,772	59,735	86,759
Canada	8,448	10,926	29,695	40,322
Israel	8,751	8,699	38,592	36,373
Europe	5,120	4,397	22,880	20,749
Rest of World	4,864	5,113	20,539	23,426
	$67,081	$76,222	$259,671	$296,564